UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2012
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Transition Period from                       to                      .

Commission file number: 001-05519

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CDI Corporation 401(k) Savings Plan

B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CDI Corp. 1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768 (Address of principal executive offices)

CDI CORPORATION 401(K) SAVINGS PLAN
Form 11-K

For the Annual Period Ended December 31, 2012

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits,
December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Plan Benefits,
Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4i-Schedule of Assets
(Held at End of Year), December 31, 2012	11

Signature	12

Index to Exhibits	13

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held At End of Year), as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 28, 2013

FINANCIAL STATEMENTS

CDI Corporation 401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits

	December 31,
	2012	2011

Investments at fair value:
Cash and cash equivalents	$866	$203
Investments	197,853,772	162,897,008
Fully benefit-responsive investment contract	32,429,317	31,008,613
Total investments at fair value	230,283,955	193,905,824

Employer contributions receivable	43,156	255,555
Employee contributions receivable	472,295	733,626
Notes receivable from participants	3,951,079	4,425,944
Funds receivable due to plan merger	—	15,420,242
Net assets reflecting investments at fair value	234,750,485	214,741,191
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(972,030)	(1,019,626)
Net assets available for plan benefits	$233,778,455	$213,721,565

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2012	2011

Additions:
Interest and dividend income	$6,899,062	$6,054,623
Employee contributions	24,049,094	22,526,673
Employer contributions (net of forfeitures of $118,964 - 2012 and $0 - 2011)	1,968,783	885,436
Net appreciation (depreciation) in fair value of investments	19,800,280	(9,924,258)
Additions before transfer in of assets	52,717,219	19,542,474
Transfer in of assets related to plan merger	—	15,420,242
Total additions	52,717,219	34,962,716
Deductions:
Withdrawals and distributions	(32,660,329)	(23,184,302)
Total deductions	(32,660,329)	(23,184,302)
Net increase in net assets available for plan benefits	20,056,890	11,778,414
Net assets available for plan benefits:
Beginning of year	213,721,565	201,943,151
End of year	$233,778,455	$213,721,565

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

(1) Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company” or the "Plan Sponsor") and those of its subsidiaries that have adopted the plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

(a) Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b) Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company and each of its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants' previous employer.

(c) Investment Income

Interest and dividends earned by each of the investment vehicles are reinvested in the same investment vehicle. Such amounts are credited to the participants' accounts based on the terms of the Plan.

(d) Vesting

All participants are fully vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are fully vested at all times in their employer matching contributions account, with some exceptions as noted below. The exceptions pertain to the CDI-Infrastructure, LLC and CDI-Aerospace, LLC, subsidiaries of the Company where vesting of matching contributions takes place on a six-year graduated basis for matching contributions made before January 1, 2012. The vesting of matching contributions made on or after January 1, 2012 for all participants will take place on a three-year graduated schedule based on years of service. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2012 and 2011, the Plan had forfeitures of $35,836 and $90,222, respectively, available to reduce future employer contributions.

(e) Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 ½. Prior to the age of 59 ½, participants can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable regulations under the IRC.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in certain situations, in annual installments.

(f) Notes Receivable from Participants

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Plan Sponsor's parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant's vested account balance or $50,000 reduced by the participant's highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2012 range from 3.25% to 10.25%.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

(c) Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, Fair Value Disclosures, for a discussion of fair value measurements.

Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid out of the Plan Sponsor's ERISA budget account. The ERISA budget account was established as a result of a negotiated arrangement between the Plan Sponsor and Putnam Investor Services, Inc. ("Plan Provider") for purposes of allocating some or all of the service fees that the Plan Provider receives from the Plan's investments for the payment of Plan expenses. These Plan expenses are not reflected in the accompanying statements of changes in net assets available for plan benefits. Administrative expenses in excess of the ERISA budget account are paid by the Company and its participating subsidiaries.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f) Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits as of December 31, 2012 and 2011 present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

The following table outlines the credit rating, fair value and adjustment to contract value of the Plan's fully benefit-responsive investment contract at December 31, 2012 and 2011:

	December 31, 2012
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	Aa2/AA/AA-	$32,429,317	$(972,030)	$31,457,287

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

	December 31, 2011
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	AA3/AA-	$31,008,613	$(1,019,626)	$29,988,987

(g) Payment of Benefits

Benefits are recorded when paid.

(h) Plan Merger

Effective December 31, 2011, the CDI Retirement Savings Plan merged with and into the Plan. Total aggregate net assets of $15,420,242  were transferred to the Plan's trustee, Putnam Fiduciary Trust Company, on January 3, 2012.

(3) New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRSs").” ASU 2011-04 amended Accounting Standards Codification ("ASC") 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan's adoption of ASU 2011-04 as of January 1, 2012 did not have any effect on the Plan's net assets available for the plan benefits or changes in net assets available for plan benefits.

(4) Fair Value Disclosures

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly, for substantially the full-term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year. Mutual funds are classified within Level 1 in the fair value hierarchy tables below.

Common Collective Trust Funds:

•
The Putnam Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts. The fair values of participation units held in the stable value fund are based on Net Asset Value (“NAV”) after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

Plan's interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of Putnam Stable Value Fund was $32,429,317 at December 31, 2012. The contract value of the fund was $31,457,287 at December 31, 2012. The average yield and crediting rates were approximately 2.36%
and 2.02% for the year ended December 31, 2012. The average yield and crediting rates were approximately 3.11% and 3.23% for the year ended December 31, 2011.

The Putnam S&P 500 Index Fund is a common collective trust fund that provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of the Putnam S&P 500 index fund was $11,872,994 as of December 31, 2012.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust.

CDI Corp. common stock - Valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year and is classified within Level 1 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables outline, by major category, the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

		Fair Value Measurements At December 31, 2012 Using
Description	Fair Value Measurements at December 31, 2012	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Asset Allocation	$67,016,157	$67,016,157	$—	$—
Large Cap	48,769,619	48,769,619	—	—
International	25,678,321	25,678,321	—	—
Bond	14,396,904	14,396,904	—	—
Balanced	11,679,435	11,679,435	—	—
Mid Cap	8,374,480	8,374,480	—	—
Small Cap	5,555,807	5,555,807	—	—
Total mutual funds	181,470,723	181,470,723	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a)	32,429,317	—	32,429,317	—
Putnam S&P 500 Index Fund	11,872,994	—	11,872,994	—
Total common collective trust funds	44,302,311	—	44,302,311	—
CDI Corp. common stock	4,510,055	4,510,055	—	—
Total investments at fair value	$230,283,089	$185,980,778	$44,302,311	$—

(a) Contract value is $31,457,287 - See Note 2, Summary of Significant Accounting Policies.

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

		Fair Value Measurements At December 31, 2011 Using
Description	Fair Value Measurements at December 31, 2011	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds :
Asset Allocation	$46,439,354	$46,439,354	$—	$—
Large Cap	43,855,277	43,855,277	—	—
International	21,871,908	21,871,908	—	—
Bond	12,798,286	12,798,286	—	—
Balanced	10,702,667	10,702,667	—	—
Mid Cap	7,712,996	7,712,996	—	—
Small Cap	5,613,462	5,613,462	—	—
Total mutual funds	148,993,950	148,993,950	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a)	31,008,613	—	31,008,613	—
Putnam S&P 500 Index Fund	10,022,885	—	10,022,885	—
Total common collective trust funds	41,031,498	—	41,031,498	—
CDI Corp. common stock	3,880,173	3,880,173	—	—
Total investments at fair value	$193,905,621	$152,874,123	$41,031,498	$—

(a) Contract value is $29,988,987 - See Note 2, Summary of Significant Accounting Policies.

(5) Investments

The individual investments that represent five percent or more of the Plan's net assets available for plan benefits as of December 31, 2012 and 2011 are as follows:

		December 31,
Investment		2012		2011

Putnam Stable Value Fund	(a)	$31,457,287		$29,988,987
JP Morgan Large Cap Growth Select		22,540,946	(b)	—
American Funds Growth Fund of America	(b)	—		21,679,833
Maxim Lifetime 2025 Portfolio		22,112,993		14,848,892
Maxim Lifetime 2035 Portfolio		17,178,674		12,513,847
Alger Cap Appreciation Fund		14,575,320		12,021,225
American Funds New Perspective Fund		12,340,910		11,224,804
Maxim Lifetime 2015 Portfolio		17,116,379	(b)	—
Putnam Equity Income Fund	(b)	—		10,154,219
Putnam S&P 500 Index Fund		11,872,994		10,022,885

(a)		Represents the contract value.
(b)		Represents less than 5% of net assets available for plan benefits as of this date.

During the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $19,800,280 in 2012 and decreased by $9,924,258 in 2011, as follows:

Class of Investment	2012	2011

Mutual Funds	$17,255,900	$(8,830,031)
CDI Corp. common stock	910,324	(1,323,257)
Common Collective Trust Funds	1,634,056	229,030
	$19,800,280	$(9,924,258)

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

(6) Federal Income Taxes

The Internal Revenue Service ("IRS") has issued a letter of determination dated December 2, 2011, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes. The IRS has also issued a letter of determination for the CDI Retirement Savings Plan merged on December 31, 2011 with and into the Plan ( see note 2(h)) dated November 3, 2011, that the CDI Retirement Savings Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes.

During 2012, an operational failure was identified whereby the Plan's third-party administrator failed to charge the correct interest rate as specified by the Plan for participant loans during the period from July 1, 2010 through September 30, 2012. The Company, on behalf of the Plan, intends to file a Voluntary Correction Program (VCP) request for correction under the Internal Revenue Service Employee Plans Compliance Resolution System as outlined in Revenue Procedure 2008-50. The Company expects that the corrective measures taken to address the operational defect will not adversely affect the tax qualified status of the Plan.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions.

(7) Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries have the right under the Plan provisions to terminate their participation in the Plan, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(8) Related Party Transactions

Plan investments amounting to $63,901,775 and $57,610,076 at December 31, 2012 and 2011, respectively, are held in funds sponsored by Putnam Fiduciary Trust Company, the trustee of the Plan. Plan investments amounting to $4,510,055 and $3,880,173 at December 31, 2012 and 2011, respectively, are held in a stock fund consisting solely of common stock of the Plan Sponsor's parent CDI Corp.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to midterm and such changes could materially affect participants' account balances and the amounts reported on the statements of net assets available for plan benefits accompanying these notes.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2012 and 2011 to the Form 5500:

	December 31,
	2012	2011

Net assets available for plan benefits per the financial statements	$233,778,455	$213,721,565
Employee contributions receivable	(472,295)	(733,626)
Employer contributions receivable	(43,156)	(255,555)
Deemed distributed loans	(337,791)	(399,154)
Funds receivable due to plan merger	—	(15,420,242)
Net assets available for plan benefits per the Form 5500	$232,925,213	$196,912,988

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

The following is a reconciliation of the contributions per the financial statements for the year ended December 31, 2012 to the Form 5500:

December 31,
2012

Contributions per the financial statements	$26,017,877
Employer contributions receivable	(43,156)
Employer contributions rec. in prior year, realized in current year	255,555
Employee contributions receivable	(472,295)
Employee contributions rec. in prior year, realized in current year	733,626
Contributions per the Form 5500	$26,491,607

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2012 to the Form 5500:

December 31,
2012

Net increase in net assets available for plan benefits per the financial statements	$20,056,890
Plus change in employee contributions receivable	261,331
Plus change in employer contributions receivable	212,399
Plus change in deemed distributed loans	61,363
Plus change in funds receivable due to plan merger	$15,420,242
Net increase in net assets available for plan benefits per the Form 5500	$36,012,225

SUPPLEMENTAL SCHEDULE

CDI Corporation 401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

	Identity of Issuer, borrower, lessor, or similar party	Shares held by the Plan	Cost	Current Value

	Cash and Cash Equivalents		**	$866
	Alger Cap Appreciation Fund	653,602	**	14,575,320
	American Century Midcap Value	62,659	**	816,454
	American Funds New Perspective Fund	398,866	**	12,340,910
	American Funds Europacific Growth Fund	144,467	**	5,848,035
	Blackrock Global Allocation	67,363	**	1,335,817
	Blackrock Inflation Protected BD	413,867	**	4,995,379
	Delaware Smid Cap Growth	331,057	**	7,558,026
	ING Global REIT Fund	122,066	**	2,203,280
	Invesco Small Cap Equity Institutional Portfolio	399,411	**	5,555,807
	John Hancock Balanced Fund	634,189	**	10,343,618
	JP Morgan Core Bond Fund Select	120,681	**	1,455,414
	JP Morgan Large Cap Growth Select	941,167	**	22,540,946
	Maxim Lifetime 2015 Portfolio	1,355,216	**	17,116,379
	Maxim Lifetime 2025 Portfolio	1,665,135	**	22,112,993
	Maxim Lifetime 2035 Portfolio	1,222,681	**	17,178,674
	Maxim Lifetime 2045 Portfolio	535,018	**	7,693,551
	Maxim Lifetime 2055 Portfolio	207,147	**	2,914,560
	Oppenheimer Developing Market Fund	76,573	**	2,702,281
*	Putnam Equity Income Fund	685,894	**	11,653,353
*	Putnam Income Fund	1,093,000	**	7,946,111
*	Putnam S&P 500 Index Fund	281,017	**	11,872,994
*	Putnam Stable Value Fund	31,333,683	**	32,429,317
	Templeton Global Bond Fund	193,110	**	2,583,815
*	CDI Corp. Stock Fund	263,284	**	4,510,055
*	Participant Loans (a)		—	3,951,079
				$234,235,034

*	Party-in-interest as defined by ERISA.
**	Not required to be reported as investment is participant-directed.
(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 3.25% to 10.25%, maturing through 2022.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN
Date:	June 28, 2013	By:	/s/ Brian D. Short
Brian D. Short
Member, CDI Corporation 401(k) Savings
Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm